1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN ZAE000259701
Issuer code: SSW
(“Sibany-Stillwater” or “the Group” or “the Company”)
Website: www.sibanyestillwater.com
Exhibit 99.1
Sibanye-Stillwater implements regionalised executive and appoints a regional head for its Americas region

Johannesburg, 31 May 2022. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is
pleased to announce leadership changes to further advance its strategic delivery as a multinational mining and metals Group. The Group had increased its geographical and commodity diversification since 2021 from which it will strengthen its regional presence in key markets. The establishment of a regionalised leadership structure enables further effective delivery on our corporate strategy.

Charles Carter (*refer to his summary profile) joins the Group as Chief Regional
Officer: Americas with effect from 1 June 2022. Charles will be responsible for the
Group’s US PGM operations and projects and exploration activities in Argentina in addition to driving our growth strategy in the Americas region.
Charles’ appointment complements the previous appointment of Mika Seitovirta as Chief
Regional Officer: Europe in December 2021 to lead the establishment of our European business. Mika will transition into a full-time position on 1 July 2022 after discharging his legacy commitments.

Richard Stewart, who has served as Chief Operating Officer from 1 December 2020, assumes responsibility as Chief Regional Officer: Southern Africa with immediate effect. Richard is supported by an experienced and diverse regional leadership team with responsibility for all aspects of our Southern African business activities including its strategic growth.

Other key changes to existing positions include:
•
Themba Nkosi’s role has broadened from Chief Social Performance Officer with a primary focus on South Africa to become Chief Sustainability Officer providing
Group leadership on ESG and sustainability with immediate effect
•
Reflecting the importance of innovation to the Group’s success, Innovation has been adopted as a sixth value extending our CARES values to iCARES. Robert van
Niekerk’s role is augmented from Chief Technical Officer to Chief Technical and
Innovation Officer with immediate effect
•
Other C-Suite roles remain in line with prior announcements

Group CEO Neal Froneman commenting on the updated leadership configuration said: “I am confident that these appointments and changes to our C-Suite will bolster our ability to execute on our strategic intent and continue to ensure operating excellence across the Group. The attraction of exceptional external talent such as Charles and
Mika position the corporation for meaningful involvement in the European and American regional green metal supply chains and complements the internal development of senior management. The regionalised leadership is exceptionally well suited to create superior value in our quest to reverse climate change through supply of strategic metals and energy solutions.”

*More about Charles Carter:
Charles has extensive business experience through his senior leadership roles, particularly in North America. He has held executive roles in gold exploration,

mining and refining in South Africa, Colombia and the United States during a 25 year career at AngloGold Ashanti Ltd prior to joining Sibanye-Stillwater. He is a past chairman of the Denver Gold Group and has been a director of the Rand Refinery.
Executive accountabilities at AngloGold Ashanti included Group Strategy, Corporate
Finance and Business Development, Investor Relations and Communications, Global HR,
and executive lead for the Colombia business. Charles began his career at Anglo
American and has also worked for RFC Corporate Finance. In addition to his graduate studies he has also completed management development programmes at the Colorado School of Mines, Kellogg School of Management at North-western University and at Harvard.
Charles’s significant experience in America will prove invaluable for the growth of our American business.

For full biographies of executive members, please refer to https://www.sibanyestillwater.com/about-us/leadership
.
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The
Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. All
statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”,
“anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye-Stillwater
Limited’s (“Sibanye-Stillwater”) future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in
Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no.
333-234096). These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).